Exhibit 99.1

Thomson Reuters Intends to Purchase up to 6.5 Million Shares Through Private Agreements

Purchases will be part of previously announced buyback program

NEW YORK, September 23, 2016 – Thomson Reuters (NYSE / TSX: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it intends to purchase up to 6.5 million of its common shares through private agreements with two arm’s-length third-party sellers. Any shares purchased under these agreements will count towards the company’s existing normal course issuer bid (NCIB), which allows it to buy back up to 37.5 million common shares between May 30, 2016 and May 29, 2017. The Ontario Securities Commission (OSC) has issued issuer bid exemption orders permitting the company to make such private agreement purchases.

These private agreement purchases are part of the company’s plan announced in February 2016 to purchase up to an additional US$1.5 billion of its common shares.

The price that Thomson Reuters will pay for its common shares through private agreements will be at a discount to the prevailing market price on the Toronto Stock Exchange (TSX) at the time of purchase, may be made in one or more trades over time, and must otherwise comply with the terms of the OSC’s order. Decisions regarding any future repurchases, including through private agreements, will depend on factors such as market conditions, share price and opportunities to invest capital for growth.

Information regarding each private purchase, including the number of common shares purchased and aggregate purchase price, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase.

To date, Thomson Reuters has not purchased any common shares under its NCIB pursuant to private agreements. The number of common shares which may be purchased under private agreements may not exceed 12,500,000, being one-third of the total number of common shares which may be purchased under the NCIB.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s intention to purchase shares through private agreements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com